Filed by Echostar Communications Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of  1934

                              Subject Companies: Hughes Electronics Corporation,
                                                      General Motors Corporation
                                         and EchoStar Communications Corporation
                                                   Commission File No. 333-84472
                                                          Date:  August 14, 2002



The following is a transcript of a videotape that was distributed.

Studio Anchor on-camera                                       STUDIO ANCHOR O/C: TODAY, NEARLY 40 MILLION HOMES CAN NOT RECEIVE
                                                              LOCAL TV PROGRAMMING VIA DBS, OR DIRECT BROADCAST SATELLITE
                                                              TELEVISION. WELL, THE WONDERFUL WORLD OF TELEVISION MIGHT BE EXPANDING
                                                              ITS UNIVERSE - AS SOON AS THE FEDERAL GOVERNMENT APPROVES IT. MARIANNE
                                                              SCHWAB REPORTS...

-------------------------------------------------- ---------- ---------------------------------------------------------------------
                      VIDEO                          TIME                                      AUDIO
-------------------------------------------------- ---------- ---------------------------------------------------------------------
1.   INT. - People/Family  watching local TV                  REPORTER  V/O: WATCHING TELEVISION IS EASILY ONE OF THE GREAT
     (2)                                                      AMERICAN PASTIMES AND UNTIL DBS WAS INTRODUCED, CABLE WAS THE ONLY
2.   EXT - DBS installation                                   OPTION FOR MULTI-CHANNEL PROGRAMMING.  THE ONLY CATCH IS,NEARLY 40
3.   EXT - Rural Homes (2)                                    MILLION HOMES AND THOUSANDS OF COMMUNITIES CAN'T GET THEIR LOCAL
4.   INT. - Person watching local news                        TV STATIONS VIA SATELLITE.  THAT ALL MAY CHANGE REAL SOON.
     program
5.   EXT. -ECHOSTAR Dish Network  Home                        REPORTER  V/O:EARLIER THIS YEAR, ECHOSTAR COMMUNICATIONS AND HUGHES
     Satellite Dish                                           ELECTRONICS, PARENT COMPANIES OF THE DISH NETWORK AND DIRECTV DBS
6.   EXT.- DIRECTV buildings                                  SERVICES, WHICH ANNOUNCED A PROPOSED MERGER LATE LAST YEAR, ANNOUNCED
7.   EXT.  - Rocket launch                                    THEY FILED AN APPLICATION WITH THE FEDERAL COMMUNICATIONS COMMISSION
8.   GRAPHIC - Satellite Animaton                             TO LAUNCH AND OPERATE A NEW SATELLITE.
9.
10.  Spokesperson on-camera                                   SHAW  O/C: "This proposal is new from the standpoint that we are
--------------------------------------------------            going to be able to provide local channels to all 210 television
SUPER:  Jack Shaw,  President, CEO, Hughes                    markets in the United States.
Electronics
--------------------------------------------------
11.  GRAPHIC - US Map: Future- 210 Local
     Markets
--------------------------------------------------
12.  DISSOLVE TO: GRAPHIC U.S. Map-Current-
     47  Local Markets
-------------------------------------------------
13.  EXT. Rocket launch control center                        REPORTER  V/O: THE NEW SATELLITE WILL WORK IN CONCERT WITH FOUR OTHER
14.  EXT. Rocket launch sequence                              DIRECTV AND ECHOSTAR SPACECRAFT IN THREE ORBITAL SLOTS.  THIS,
15.  Satellite -  Animation                                   COMBINED WITH EFFICIENCIES GAINED THROUGH THE MERGER, WILL MAKE IT
16.  EXT. Homes in rural location                             POSSIBLE TO DELIVER LOCAL CHANNELS TO EVERY HOUSEHOLD IN EVERY
17.  INT. Man working on internet/PC laptop                   TELEVISION MARKET IN THE COUNTRY, INCLUDING RURAL AND UNDER-SERVED
18.  GRAPHIC: U.S. Map "Broadband: The                        AREAS.  THE COMBINED COMPANY WILL ALSO BRIDGE THE PROVERBIAL DIGITAL
     digital "Haves" (67 Million Households)                  DIVIDE BY OFFERING AFFORDABLE HIGH-SPEED SATELLITE INTERNET ACCESS TO
19.  DISSOLVE TO: GRAPHIC: U.S. Map Merger                    PEOPLE IN EVERY MARKET IN THE COUNTRY.
     Bridges the "Digital Divide" (107 Million
     Households)
20.  Spokesperson on-camera                                   ERGEN  O/C:  "We realize that unless we combine our subscriber bases,
-------------------------------------------------             we can never ever effectively offer broadband services to rural
SUPER:                                                        America."
-------------------------------------------------
CHARLES Ergen,  Chairman, CEO, EchoStar
-------------------------------------------------
21.  EXT.  Rural landscape                                    REPORTER  V/O: PEOPLE  LIVING IN RURAL AREAS, WHO DO NOT NOW HAVE
22.  EXT. Man working in garden at rural home                 ACCESS TO DSL AND CABLE MODEMS, WILL SOON HAVE ACCESS TO HIGH-SPEED
23.  INT. Man on DSL internet connection at                   INTERNET SERVICE VIA SATELLITE AND AT AFFORDABLE RATES.
     iMac
24.  INT. CU on mouse
25.  EXT. Building exterior pan to Satellite                  REPORTER  V/O: THE DELIVERY OF LOCAL CHANNELS IN THE 210 MARKETS IS
     Dish                                                     CONTINGENT UPON THE PROPOSED HUGHES-ECHOSTAR MERGER RECEIVING
26.  INT. Merger Conference                                   APPROVALS FROM THE FEDERAL COMMUNICATIONS COMMISSION AND THE
27.  EXT. DIRECT TV Satellite Dish                            DEPARTMENT OF JUSTICE, AS WELL AS THE SUCCESSFUL LAUNCH OF THE NEW
28.  EXT. Rocket launch                                       SPOT-BEAM SATELLITE.

29.  GRAPHIC - Satellite launch animation
30.  GRAPHIC -  satellite in space animation
31.  Spokesperson on-camera                                   HARTENSTEIN O/C: - "Together HUGHES and EchoStar will have the
-------------------------------------------------             spectrum and the technical prowess to deliver ubiquitous broadband
SUPER:  Eddy Hartenstein,  Chairman, CEO, DIRECTV             services for customers for both nationwide and enterprise customers
-------------------------------------------------             worldwide."

32.  INT. Merger Conference                                   REPORTER  V/O: ONLY IF THIS PROPOSED MERGER IS APPROVED, WILL
33.  EXT. Rural home                                          HOUSEHOLDS IN SMALL AND RURAL TELEVISION MARKETS IN EVERY STATE
34.  EXT. Dish Network Satellite                              FINALLY HAVE A COMPETITIVE ALTERNATIVE TO CABLE OPERATORS WHO HAVE
35.  INT.  Pan family watching TV                             HAD VIRTUAL LOCAL MONOPOLIES ON SERVICE.  THIS IS MARIANNE SCHWAB.

------------------------------------------------------------------------------------------------------------------------------------
                                                            B-ROLL (4:02)
------------------------------------------------------------------------------------------------------------------------------------
                                                        ADDITIONAL SOUNDBITES
------------------------------------------------------------------------------------------------------------------------------------

1.   Spokesperson on-camera                                   SHAW  O/C: "This proposal is new from the standpoint that we are
-------------------------------------------------             going to be able to provide local channels to all 210 television
SUPER:                                                        markets in the United States.
-------------------------------------------------
Jack Shaw, President, CEO, Hughes                             So that for the first time, people in rural communities won't be
Electronics                                                   disadvantaged relative to their counterparts in metropolitan cities."
-------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
2.   Spokesperson on-camera                                   ERGEN O/C:  "We realize that unless we combine our subscriber bases,
-------------------------------------------------             we can never ever effectively offer broadband services to rural
SUPER:                                                        America. And we say, 'Why should people in rural America not have the
-------------------------------------------------             same broadband service that people have where there's a cable or
CHARLES Ergen,  Chairman, CEO, EchoStar                       phone company?'."
-------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
3.   Spokesperson on-camera                                   HARTENSTEIN  O/C:  "Together DIRECTV and Dish Network have over 16
-------------------------------------------------             million customers and today represent one out of every six households
SUPER:  Eddy Hartenstein,  Chairman, CEO, DIRECTV             in the United States.  And together have an unprecedented
                                                              technological set of resources for interactive services over the television, high definition television and personal video recording capabilities. Together Hughes HUGHES and EchoStar will have the spectrum and the technical prowess to deliver ubiquitous broadband services for customers both nationwide and enterprise customers worldwide."

------------------------------------------------------------------------------------------------------------------------------------
                                                          ADDITIONAL B-ROLL
------------------------------------------------------------------------------------------------------------------------------------

1.   GRAPHIC Of U.S. Map Current- 47 Local Markets
2.   GRAPHIC - US Map Future- 210 Local Markets.
3.   GRAPHIC: U.S. Map "Broadband: The digital
     "Haves" (67 Million Households)
4.   GRAPHIC: U.S. Map Merger Bridges the "Digital
     Divide" (107 Million Households)
5.   Push from WS - house with Dish Network
6.   Pan from rocks to house
7.   Pull from house CU to WS with fence
8.   CU little boy eating cookie
9.   OTS boy watching TV
10.  OTS family watching TV

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

DISH Network is a trademark of EchoStar Communications Corporation. DISH Network is EchoStar's state-of-the-art direct broadcast satellite TV system that is capable of offering over 500 channels of digital video and CD-quality audio programming, as well as advanced satellite TV receiver hardware and installation. EchoStar is included in the Nasdaq-100 Index (NDX). DISH Network currently serves over 6.43 million customers. For more information, contact 1-800/333-DISH (3474) or visit www.dishnetwork.com.

DIRECTV is the nation's leading digital satellite television service provider with more than 10.7 million customers. DIRECTV and the Cyclone Design logo are registered trademarks of DIRECTV, Inc., a unit of Hughes Electronics Corporation. HUGHES is the world's leading provider of digital television entertainment, broadband services, satellite-based private business networks, and global video and data broadcasting. The earnings of HUGHES, a unit of General Motors Corporation, are used to calculate the earnings per share attributable to the General Motors Class H common stock (NYSE: GMH). Visit DIRECTV on the World Wide Web at www.DIRECTV.com.


In connection with the proposed transactions, General Motors Corporation ("GM"), HEC Holdings, Inc. ("Hughes Holdings") and EchoStar Communications Corporation ("EchoStar") have filed amended preliminary materials with the Securities and Exchange Commission ("SEC"), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation ("Hughes"), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.
--------------------------------------------------------------------------------